

Evan Gwynne Davies

Co-founder of Scrapp Recycling

United Kingdom · Contact info

418 connections

Beauhurst

Heriot-Watt University

Experience

Data Research Intern
Beauhurst · Internship
Jun 2021 – Present · 5 mos

Co-Founder
Scrapp
Sep 2019 – Present · 2 yrs 2 mos

Scrapp is a green-tech start-up on a mission to make recycling simple. With our free app, we aim to remove the barriers for anyone to make informed disposal decisions and encourage their sustainable habits as a conscious consumer. With a quick scan of a product's bar ...see more

Architectural Technician
RUSTIC ESTATES LIMITED · Part-time
May 2020 – Aug 2020 · 4 mos

Working on site proposals and land development, designing builds for housing in the Cardiff and South England region.

Computer Aided Design Technician
University of New Hampshire · Full-time
May 2020 – Jul 2020 · 3 mos
New Hampshire, United States

Working with the NHDOT to develop an interactive 3D bridge model as part of an educational package for understanding bridge components. The project was completed using AutoCAD, Revit and Sketchup, whilst communicating project updates through Procore.

Recruitment Advisor
G4S
Oct 2016 – Jun 2018 · 1 yr 9 mos
Edinburgh

Working in the Recruitment team constructing interviews for candidates that best resemble the company's values. I conducted interviews whilst maintaining a professional image of the company and selecting individuals I felt would be able to reciprocate.

Show 5 more experiences

Education

Heriot-Watt University
Architectural Engineering, Engineering

2016 – 2021

University of New Hampshire
Master of Engineering - MEng, Civil & Environmental Engineering
2019 – 2020
Activities and Societies: UNH Men's Rugby

Peter Symond's College
Maths, Physics, Geography
2013 – 2015
Activities and Societies: Rugby

Show 1 more education

Licenses & certifications

Procore Certified: Student
Procore Technologies
Issued Oct 2019 · No Expiration Date
Credential ID 8bqd33rhc4zj

See credential

Duke of Edinburgh Bronze Award